ALTEGRIS ADVISORS, LLC

1200 Prospect Street, Suite 400

La Jolla, CA 92037

September 10, 2021

VIA Electronic Mail: chowb@sec.gov

Ms. Becky Chow, Staff Accountant, and

Mr. Amit Pande, Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Altegris Winton Futures Fund, L.P.
Form 10-K for fiscal year ended December 31, 2020
Filed on March 29, 2021
File No. 000-53348

Dear Ms. Chow and Mr. Pande:

This is in response to the Staff’s comment letter of August 23, 2021, addressed to Mr. Matthew C. Osborne, Principal Executive Officer of Altegris Advisors, LLC (“Altegris”), relating to the 2020 Annual Report on Form 10-K for Altegris Winton Futures Fund, L.P. (File No. 000-53348) (the “Registrant”). I am the Chief Legal Officer and CCO for Altegris, and am responding to the Staff’s letter on behalf of the Registrant and Mr. Osborne.

For your convenience of reference, the Staff’s comments are set forth verbatim below, together with Registrant’s response to each.

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Form 10-K for fiscal year ended December 31, 2020

Managements Annual Report on Internal Control over Financial Reporting, page 26

1. In future filings, please specifically identify the COSO framework used in your evaluation of internal control over financial reporting. Please also refer to your response to comment 1 of our letter dated October 9, 2015 on your 2014 Form 10-K.

Response: Management acknowledges this comment and its prior response to the Staff’s October 2015 comment in this regard. During the process of editing and reviewing the 2020 Form 10-K filing, it appears reference to the specific COSO framework was inadvertently removed (inconsistent with specific references that have appeared in each of the prior Form 10-Ks filed by the Registrant for fiscal years 2015 through 2019). We regret the error and note that the compliance team at Altegris, the Registrant’s general partner and commodity pool operator, has added a specific notation/reminder to its monthly/annual compliance checklist to ensure that the Form 10-K filing for the 2021 fiscal year, and future Form 10-K filings, do not omit this detail.

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Report of independent registered public accountant firm, page F-2

2. We note that your independent accountant's report only opines on the financial statements as of and for the year ended December 31, 2020, and refers to an other auditor's report on the financial statements as of and for the two years ended December 31, 2019. However, we note the other auditors’ report is not included in the filing. Please amend your filing to include an audit report of your former independent registered public accounting firm to comply with the requirements of Rule 2-05 of Regulation S-X. Please also refer to your response to comment 3 of our letter dated August 29, 2013 on your 2012 Form 10-K.

Response: Management acknowledges the Staff’s comment and the prior comment in August 2013. We are working with our current auditor to prepare and file a Form 10-K/A that will amend the Form 10-K for fiscal year ended December 31, 2020 (as initially filed on March 29, 2021) to include the prior auditor’s report as of and for the two years ended December 31, 2019.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing. The Registrant understands it may not assert Staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Very truly yours,

/s/ David P. Mathews

David P. Mathews

Chief Legal Officer, CCO

Altegris Advisors, LLC

General Partner of Registrant

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